Exhibit 10.11

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement"), dated as of January 27, 2009 (the "Effective Date"), is made by and among Favrille, Inc., a Delaware corporation ("Parent"), MyMedicalRecords, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the "Company"), and Naj Allana (the "Executive").

WITNESSETH:

WHEREAS, Executive has been employed by the Company pursuant to that certain Employment Agreement, dated December 14, 2006 (the "Original Agreement");

WHEREAS, the Company desires to continue to employ the Executive so that it will have the continued benefit of his ability, experience and services as its Senior Vice President, Chief Financial Officer, Chief Technology Officer and Secretary, and Parent desires to employ the Executive as its Senior Vice President, Chief Financial Officer and Secretary;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.   Employment

Each of Parent and the Company hereby agrees to retain the Executive, and the Executive hereby agrees to be employed by Parent and the Company, on and subject to the terms and conditions of this Agreement.

2.   Term

The term of this Agreement (the "Agreement Term") shall commence on the Effective Date and shall expire on February 15, 2010 (the "Initial Term") unless extended or otherwise terminated pursuant to this Agreement (the "Employment Period"). The Agreement Term shall be extended automatically for successive additional one-year periods at the expiration of the then-current term unless written notice of non-extension is provided by Parent and the Company to the Executive after appropriate Board resolution at least 120 days prior to the expiration of the Initial Term or such extended term, as the case may be.

3.   Responsibilities

The Executive shall provide finance, accounting and information technology services to Parent and the Company in Executive's principal area of expertise. It is further intended that Executive initially shall hold the office of Senior Vice President, Chief Financial Officer and Secretary with Parent and Senior Vice President, Chief Financial Officer, Chief Technology Officer and Secretary with the Company, reporting to Parent's and the Company's Chief Executive Officer. The Executive's job description and title(s) may be changed by mutual agreement of the Executive, Parent and the Company. The Executive agrees to devote a reasonable portion of his business time, efforts and skills to the performance of his duties and responsibilities under this Agreement.

4. Compensation

In consideration of the services rendered by the Executive during the term hereof Parent and the Company shall pay Executive the amounts set forth below.

(a) Salary. Parent and the Company shall pay the Executive, on a semi-monthly basis, a base salary of $15,845 per month (the “Base Salary”). The Base Salary shall be subject to an increase as determined by the Board of Directors of Parent from time to time in its sole discretion, provided that as of each January 1 during the Agreement Term the amount of the Base Salary shall increase by not less than 5% of the then current base salary.

(b) Revenue-Based Compensation for Additional Services. In addition to the responsibilities set forth in Section 3, Executive from time to time devote efforts to establishing and maintining relationships between the Company and certain third-party vendors, including those listed on Schedule 1, if any (the “Additional Services”). Any such efforts shall be compensated based on a percentage of the revenues received from such third-party vendors, pursuant to a separate commission agreement, if any.

(c) Bonus. Parent and the Company shall annually determine whether or not an additional bonus should be payable to Executive in consideration for services rendered during the prior year.

(d) Executive Benefits. The Executive shall also be entitled to (i) health insurance pursuant to the plan made available to employees of Parent and the Company; (ii) four weeks’ vacation for each 12-month period during the Employment Period; (iii) an automobile allowance of $1,000 per month; and (iv) such other benefits and perquisites that are generally made available to senior executives of Parent and the Company from time to time.

(e) Reimbursement of Expenses. Parent and the Company shall reimburse all reasonable business expenses and disbursements incurred by the Executive in the performance of his duties under this Agreement.

(f) Deferred Compensation and Interest. Parent and the Company acknowledge that the Executive previously has agreed to the deferral of certain payments or benefits, and Parent and the Company do not intend that Executive relinquish, and Executive does not hereby relinquish, any rights thereto.

(g) Termination. In the event that this Agreement is terminated by Parent and the Company, Parent and the Company shall continue paying the monthly salary required under Section 4(a) hereof for the months remaining through the term of the then current contract period, or if done in the 120 days preceding the end of the then current term then through the end of the next 12 month term, unless such termination is due to Executive’s misconduct (including, but not limited to, any act of dishonesty, willful misconduct, fraud or embezzlement) or should the Executive make or attempt to make any unauthorized use or disclosure of material confidential information or trade secrets of Parent and the Company or any parent or subsidiary corporation.

5.   **Miscellaneous**

(a)   <u>Successors and Assigns</u>. This Agreement shall be binding upon and shall inure to the benefit of Parent and the Company and the Executive, and their successors and assignees.

(b)   <u>Entire Agreement; Cancellation of Prior Agreement</u>. This Agreement (including all Exhibits hereto) sets forth the entire agreement of the Executive and Parent and the Company in respect of the subject matter contained herein and supersedes all prior agreements, memoranda of understanding, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by the parties hereto in respect of the subject matter contained herein. Any amendment or modification of this Agreement shall not be binding unless in writing and signed by Parent and the Company and the Executive.

(c)   <u>Severability</u>. In the event that any provision of this Agreement is determined to be invalid or unenforceable, the remaining terms and conditions of this Agreement shall be unaffected and shall remain in full force and effect, and any such determination of invalidity or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement.

(d)   <u>Notices</u>. All notices which may be necessary or proper for either Parent and the Company or the Executive to give to the other shall be in writing and shall be delivered by hand or sent by registered or certified mail, return receipt requested and actually received, or by air courier, and shall be deemed given when sent, to the respective persons at the addresses set forth in Annex A (or such other address as any party may provide to the other parties after the date hereof).

(e)   <u>Governing Law</u>. This Agreement shall be governed by and enforceable in accordance with the laws of the State of California, without giving effect to the principles of conflict of laws thereof.

(f)   <u>Counterparts</u>. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same Instrument.

(g)   <u>No Rules of Construction</u>. No rules of construction are intended by the parties hereto and none shall be employed or used in the interpretation of this Agreement. For all purposes, both parties hereto shall be deemed joint authors hereof.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first set forth above.

Favrille, Inc.

By: _____
Name: Robert H. Lorsch
Title: Chief Executive Officer

MyMedicalRecords, Inc.

By: _____
Name: Robert H. Lorsch
Title: Chief Executive Officer

Naj Allana

Signature: _____